Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$80,000,000.00	$5,704.00(1)

(1)	The filing fee of $5,704.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $5,704.00 due for this offering is offset against the $105,116.14 remaining of the fees most recently paid on August 3, 2010, of which $99,412.14 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

PRICING SUPPLEMENT NO. 2010—MTNDD604 DATED AUGUST 6, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

80,000 Callable Step-Up Coupon Notes

Due August 11, 2020

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

If not previously called by us, the notes have a maturity of ten years and will mature on August 11, 2020. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•

From and including August 11, 2010 to but excluding August 11, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 11, 2014 to but excluding August 11, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 11, 2016 to but excluding August 11, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 11, 2018 to but excluding August 11, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 11, 2019 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 8.00%.

•	Interest on the notes is payable semi-annually on each August 11 and February 11, beginning on February 11, 2011 and ending on the maturity date or the date when the notes are called.

•

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on August 11, 2014, upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-5. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.0000	$80,000,000
Underwriting Discount	$22.9625	$1,837,000
Proceeds to Citigroup Funding Inc.	$977.0375	$78,163,000

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $22.9625 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $20 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $20 for each note they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $20 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about August 11, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Callable Step-Up Coupon Notes are callable securities offered by Citigroup Funding and have a maturity of ten years. From and including August 11, 2010 to but excluding August 11, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 11, 2014 to but excluding August 11, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 11, 2016 to but excluding August 11, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 11, 2018 to but excluding August 11, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 11, 2019 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 8.00%.

The notes mature on August 11, 2020. We may call the notes, in whole and not in part, for mandatory redemption on any semi-annual interest payment date beginning on August 11, 2014 upon not less than ten calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest. The notes do not provide for any redemption at your option prior to maturity.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

We expect to pay interest in cash semi-annually on each August 11 and February 11, beginning on February 11, 2011 and ending on the maturity date or the date when the notes are called. We refer to each of these semi-annual payment dates as an interest payment date and each three-month period from and including an interest payment date to but excluding the next interest payment date or the maturity date as an interest period.

From and including August 11, 2010 to but excluding August 11, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 11, 2014 to but excluding August 11, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 11, 2016 to but excluding August 11, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 11, 2018 to but excluding August 11, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 11, 2019 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 8.00%. During each interest period, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

Beginning on August 11, 2014, if the per annum interest rate for any semi-annual interest period results in interest accruing on the notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity, you should expect that the notes will be called by us. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

What Will I Receive at Maturity of the Notes?

The notes will mature on August 11, 2020. Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on August 11, 2014, upon not less than ten calendar days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

If you choose to sell your notes before the notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. As calculation agent, Citigroup Financial Products will make determinations with respect to the notes. You should refer to “Risk Factors—The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, events that are difficult to predict and beyond our control.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning on August 11, 2014 upon not less than ten calendar days’ notice. In the event that we call the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are called. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes. We may choose to call the notes, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.

The Per Annum Interest Rate Applicable at a Particular Time Will Affect Our Decision to Call the Notes

It is more likely that we will call the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes

Unless general interest rates rise significantly, you should not expect to earn the highest stated interest rate which is applicable only during the last year of the term of the notes because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives instead of the focusing on the highest stated interest rate.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

From and including August 11, 2010 to but excluding August 11, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 11, 2014 to but excluding August 11, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 11, 2016 to but excluding August 11, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 11, 2018 to but excluding August 11, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 11, 2019 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 8.00%. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Under the terms of the notes, Citigroup Inc. is ultimately obligated to return to you the stated principal amount at maturity. However, as with an ordinary debt security, you are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by the supply of and demand for the notes and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Call Right. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates, which disparity is expected to be larger the longer the time remaining to the maturity of the Notes. A “time premium” or “discount” results from expectations concerning the level of interest rates during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes may be less than the costs of unwinding the related hedging transaction at the time of the secondary market transaction. Our affiliates may realize a profit from the unexpected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations with Respect to the Notes

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will calculate the interest payable to you on each interest payment date. These determinations made by Citigroup Financial Products in its capacity as calculation agent may adversely affect the payments to you.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

¡	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Callable Step-Up Coupon Notes (the “Notes”) are callable securities offered by Citigroup Funding and have a maturity of ten years. From and including August 11, 2010 to but excluding August 11, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 11, 2014 to but excluding August 11, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 11, 2016 to but excluding August 11, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 11, 2018 to but excluding August 11, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 11, 2019 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 8.00%.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $80,000,000 (80,000 Notes). The Notes will mature on August 11, 2020. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. All payments on the Notes, including repayment of principal, are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

From and including August 11, 2010 to but excluding August 11, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 11, 2014 to but excluding August 11, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 11, 2016 to but excluding August 11, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 11, 2018 to but excluding August 11, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 11, 2019 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 8.00%

We expect to pay interest semi-annually on each August 11 and February 11, beginning on February 11, 2011 2010 and ending on the maturity date or the date when the Notes are called, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date is an Interest Period. During each Interest Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Beginning August 11, 2014, if the applicable interest rate results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity, you should expect that the Notes will be called by us. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close, or any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The “Pricing Date” is August 6, 2010, the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public

Payment at Maturity

The notes will mature on August 11, 2020. Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously called your notes, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on August 11, 2014 upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.50% per annum on the unpaid amount due.

Paying Agent and Trustee and CUSIP

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0JS9.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Coupons. We intend to treat the Notes as issued without “original issue discount” (“OID”) despite the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes because we have the right to call the Notes on each semi-annual coupon payment date beginning on August 11, 2014, and Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we called the Notes immediately before the increase in the interest rate on August 11, 2014, and therefore, under those rules, the Notes would be treated as maturing on such date for OID purposes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to call or not to call the Notes at any time. If we do not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes would be deemed to be reissued at their adjusted issue price on August 11, 2014. This deemed issuance would not give rise to taxable gain or loss to U.S. Holders. The same analysis would apply to the next increase in the interest rate and therefore the Notes would not be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, amounts received as coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $80,000,000 principal amount of Notes (80,000 Notes) at $977.0375 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $20 per Note. Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $20 per Note they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $20 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries, or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

80,000 Callable Step-Up

Coupon Notes

Due August 11, 2020

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

August 6, 2010

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)